Exhibit 99.1

News release

Cenovus announces closing of US$1.25 billion offering of senior notes

Calgary, Alberta (September 13, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has completed a public offering in the United States (the “Offering”) of US$1,250,000,000 in senior notes, consisting of US$500,000,000 of 2.650% senior unsecured notes due 2032 and US$750,000,000 of 3.750% senior unsecured notes due 2052 (collectively, the “Notes”). The Notes were issued under Cenovus’s short form base shelf prospectus dated September 19, 2019 and a prospectus supplement dated September 9, 2021 filed with securities regulatory authorities in Canada and the United States.

Deleveraging remains a top priority for Cenovus. The net proceeds of the Offering will be used to partially finance the repurchase of certain of the company’s outstanding senior notes pursuant to previously announced tender offers. In the event there are any net proceeds of the Offering not used to finance such repurchase of notes, the company intends to use such net proceeds to reduce indebtedness and for general corporate purposes. The company expects it will meet its interim net debt target of $10 billion within 2021, assuming current commodity prices and foreign exchange rates hold. Longer term, the company is focused on a net debt target of $8 billion or lower.

J.P. Morgan Securities LLC, BofA Securities, Inc. and MUFG Securities Americas Inc. acted as active joint book-running managers. The Offering was supported by additional advisors including: BMO Capital Markets Corp., Scotia Capital (USA) Inc., Mizuho Securities USA LLC, CIBC World Markets Corp., Goldman Sachs & Co. LLC, RBC Capital Markets, LLC, TD Securities (USA) LLC, ATB Capital Markets Inc., SMBC Nikko Securities America, Inc., Desjardins Securities Inc., and Wells Fargo Securities, LLC.

Advisory
Non-GAAP Measure
This news release references net debt, which is a non-GAAP measure. Net debt does not have a standardized meaning as prescribed by IFRS. Readers should not consider net debt in isolation or as a substitute for analysis of the company's results as reported under IFRS. Net debt may be defined differently by different companies and therefore is not comparable to similar measures presented by other issuers. Net debt is defined as short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. For more information on this and other non-GAAP measures presented by Cenovus and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” on page 1 of Cenovus’s Management’s Discussion and Analysis (MD&A) for the period ended June 30, 2021 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our

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current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by the words “expect”, “focused”, “may” and “will” and includes suggestions of future outcomes, including statements about: the anticipated use of proceeds of the Offering; and Cenovus’s net debt targets.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The assumptions on which our forward-looking information is based include other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risks and uncertainties that could cause our actual results to differ materially, include, but are not limited to: the risk that, notwithstanding our current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be necessary, depending on future operations, unforeseen events or whether future growth opportunities arise; inability to achieve our net debt targets; and risks relating to the current and potential adverse impacts of the novel coronavirus pandemic including a decline in prices for crude oil and other petroleum products.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s MD&A for the year ended December 31, 2020 and its MD&A for the three and six months ended June 30, 2021 as well as the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on its website at cenovus.com.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751

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